Pricing supplement no. 493
To prospectus dated November 21, 2008,
prospectus supplement dated November 21, 2008 and
product supplement no. 171-A-I dated July 29, 2009

03-#06-2010-R
Registration Statement No. 333-155535
Dated March 9, 2010
Rule 424(b)(2)

JPMorgan Chase & Co.

Structured Investments

$89,797,000

Autocallable Index Knock-Out Notes Linked to the S&P MidCap 400® Index due June 17, 2011

General

- The notes are designed for investors who seek early exit prior to maturity at a fixed Call Premium of 7.00% if, on any one of the weekly Review Dates, the closing level of the S&P MidCap 400® Index is at or above the Call Level or who anticipate that the closing level of the Index will not decline, as compared to the Initial Index Level, by more than 20.00% on any trading day during the Monitoring Period. Investors should be willing to forgo interest and dividend payments and, if the closing level of the Index declines, as compared to the Initial Index Level, by more than 20.00% on any trading day during the Monitoring Period, be willing to lose some or all of their principal. If the closing level of the Index does not decline, as compared to the Initial Index Level, by more than 20.00% on any trading day during the Monitoring Period, investors have the opportunity to receive the greater of (a) the Contingent Minimum Return of 0.00% and (b) the Index Return. **Your maximum gain on the notes will be limited to the Call Premium of 7.00%. Any payment on the notes is subject to the credit risk of JPMorgan Chase & Co.**
- The first Review Date, and therefore the earliest date on which a call may be initiated, is March 23, 2010.
- Senior unsecured obligations of JPMorgan Chase & Co. maturing June 17, 2011[†]
- Minimum denominations of $10,000 and integral multiples of $1,000 in excess thereof
- The notes priced on March 10, 2010 and are expected to settle on or about March 15, 2010.

Key Terms

Index:	The S&P MidCap 400® Index (the "Index"). For additional information about the S&P MidCap 400® Index, see Appendix A to this pricing supplement.
Automatic Call:	If the closing level of the Index on any Review Date is greater than or equal to the Call Level, the notes will be automatically called for a cash payment, as described below.
Call Level:	107% of the Initial Index Level for each Review Date
Payment if Called:	For every $1,000 principal amount note, you will receive one payment of $1,000 *plus* a Call Premium Amount equal to $1,000 x the Call Premium of 7.00%.
Payment at Maturity:	If the notes are not automatically called and a mandatory redemption is not triggered, the return on the notes at maturity is linked to the performance of the Index and will depend on whether a Knock-Out Event has occurred and whether, and the extent to which, the Index Return is positive or negative.

If the notes are not automatically called and a Knock-Out Event has occurred, you will receive a cash payment at maturity that will reflect the performance of the Index. Under these circumstances, your payment at maturity per $1,000 principal amount note will be calculated as follows:

$$\$1,000 + (\$1,000 \times \text{Index Return})$$

If the notes are not automatically called and a Knock-Out Event has occurred, you will lose some or all of your investment at maturity if the Ending Index Level has declined from the Initial Index Level.

If the notes are not automatically called and a Knock-Out Event has not *occurred*, you will receive a cash payment at maturity that will reflect the performance of the Index, subject to the Contingent Minimum Return. Under these circumstances, your payment at maturity per $1,000 principal amount note will equal $1,000 *plus* the product of (a) $1,000 and (b) the greater of (i) the Contingent Minimum Return and (ii) the Index Return. For additional clarification, please see "What Is the Total Return on the Notes upon an Automatic Call or at Maturity Assuming a Range of Performances for the Index?" in this pricing supplement.

Because the Call Level is equal to 107% of the Initial Index Level, the maximum gain on the notes will be limited to the Call Premium of 7.00%. Accordingly, whether or not your notes are automatically called, the return on your investment will not exceed 7.00%.

Contingent Minimum Return:	0.00%, subject to the credit risk of JPMorgan Chase & Co.
Knock-Out Event:	A Knock-Out Event occurs if, on any trading day during the Monitoring Period, the Index closing level has declined, as compared to the Initial Index Level, by more than the Knock-Out Buffer Amount.
Knock-Out Buffer Amount:	20.00%
Monitoring Period:	The period from and including the pricing date to and including the Observation Date
Index Return:	$\dfrac{\text{Ending Index Level} - \text{Initial Index Level}}{\text{Initial Index Level}}$
Initial Index Level:	The closing level of the Index on the pricing date, which was 778.80
Ending Index Level:	The closing level of the Index on the Observation Date
Review Dates:	The second business day of each calendar week[†], commencing March 23, 2010 and ending on the Observation Date
Observation Date:	June 14, 2011[†]
Maturity Date:	June 17, 2011[†]
CUSIP:	48124AJZ1

[†] Subject to postponement in the event of a market disruption event and as described under "Description of Notes — Automatic Call" and "Description of Notes — Payment at Maturity," as applicable, in the accompanying product supplement no. 171-A-I

Investing in the Index Knock-Out Notes involves a number of risks. See "Risk Factors" beginning on page PS-7 of the accompanying product supplement no. 171-A-I and "Selected Risk Considerations" beginning on page PS-3 of this pricing supplement.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of the notes or passed upon the accuracy or the adequacy of this pricing supplement or the accompanying prospectus supplement and prospectus. Any representation to the contrary is a criminal offense.

	Price to Public (1)	Fees and Commissions (2)	Proceeds to Us
Per note	$1,000	$9.60	$990.40
Total	$89,797,000	$862,051.20	$88,934,948.80

(1) The price to the public includes the cost of hedging our obligations under the notes through one or more of our affiliates, which includes our affiliates' expected cost of providing such hedge as well as the profit our affiliates expect to realize in consideration for assuming the risks inherent in providing such hedge. For additional related information, please see "Use of Proceeds" beginning on page PS-18 of the accompanying product supplement no. 171-A-I.

(2) J.P. Morgan Securities Inc., which we refer to as JPMSI, acting as agent for JPMorgan Chase & Co., will receive a commission of $9.60 per $1,000 principal amount note. See "Plan of Distribution" beginning on page PS-72 of the accompanying product supplement no. 171-A-I.
For a different portion of the notes to be sold in this offering, an affiliated bank will receive a fee and another affiliate of ours will receive a structuring and development fee. The aggregate amount of these fees will be $9.60 per $1,000 principal amount note.

The agent for this offering, JPMSI, is an affiliate or ours. See "Supplement Plan of Distribution (Conflicts of Interest)" in this pricing supplement.

The notes are not bank deposits and are not insured or guaranteed by the Federal Deposit Insurance Corporation or any other governmental agency, nor are they obligations of, or guaranteed by, a bank.

March 10, 2010

J.P.Morgan

Additional Terms Specific to the Notes

You should read this pricing supplement together with the prospectus dated November 21, 2008, as supplemented by the prospectus supplement dated November 21, 2008 relating to our Series E medium-term notes of which these notes are a part, and the more detailed information contained in product supplement no. 171-A-I dated July 29, 2009. **This pricing supplement, together with the documents listed below, contains the terms of the notes, supplements the term sheet related hereto dated March 9, 2010 and supersedes all other prior or contemporaneous oral statements as well as any other written materials including preliminary or indicative pricing terms, correspondence, trade ideas, structures for implementation, sample structures, fact sheets, brochures or other educational materials of ours.** You should carefully consider, among other things, the matters set forth in "Risk Factors" in the accompanying product supplement no. 171-A-I, as the notes involve risks not associated with conventional debt securities. We urge you to consult your investment, legal, tax, accounting and other advisers before you invest in the notes.

You may access these documents on the SEC website at www.sec.gov as follows (or if such address has changed, by reviewing our filings for the relevant date on the SEC website):

- Product supplement no. 171-A-I dated July 29, 2009:
  http://www.sec.gov/Archives/edgar/data/19617/000089109209003019/e36094_424b2.pdf

- Prospectus supplement dated November 21, 2008:
  http://www.sec.gov/Archives/edgar/data/19617/000089109208005661/e33600_424b2.pdf

- Prospectus dated November 21, 2008:
  http://www.sec.gov/Archives/edgar/data/19617/000089109208005658/e33655_424b2.pdf

Our Central Index Key, or CIK, on the SEC website is 19617. As used in this pricing supplement, the "Company," "we," "us" or "our" refers to JPMorgan Chase & Co.

What Is the Total Return on the Notes upon an Automatic Call or at Maturity, Assuming a Range of Performances for the Index?

The following table illustrates the hypothetical simple total return (*i.e.*, not compounded) on the notes that could be realized upon an automatic call on any Review Date or at maturity for a range of movements in the Index from 80% to -100%. The "total return" as used in this pricing supplement is the number, expressed as a percentage, that results from comparing the payment upon an automatic call or at maturity per $1,000 principal amount note to $1,000. The hypothetical total returns set forth below assume an Initial Index Level of 780 and a Call Level of 834.60 (which is equal to 107% of the hypothetical Initial Index Level) and reflect the Knock-Out Buffer Amount of 20.00%, the Contingent Minimum Return of 0.00% and the Call Premium of 7.00%. There will be only one payment on the notes whether called or at maturity. The hypothetical returns set forth below are for illustrative purposes only and may not be the actual total returns applicable to a purchaser of the notes. The numbers appearing in the examples have been rounded for ease of analysis.

	If Not Automatically Called			If Automatically Called		
Ending Index Level	Index Return	Total Return if Knock Out Event Has Not Occurred(1)	Total Return if Knock Out Event Has Occurred(2)	Closing Level of the Index on any Review Date	Percentage Appreciation/Depreciation on any Review Date	Total Return for any Review Date
1404.00	80.00%	N/A	N/A	1404.00	80.00%	7.00%
1287.00	65.00%	N/A	N/A	1287.00	65.00%	7.00%
1170.00	50.00%	N/A	N/A	1170.00	50.00%	7.00%
1092.00	40.00%	N/A	N/A	1092.00	40.00%	7.00%
1014.00	30.00%	N/A	N/A	1014.00	30.00%	7.00%
936.00	20.00%	N/A	N/A	936.00	20.00%	7.00%
858.00	10.00%	N/A	N/A	858.00	10.00%	7.00%
834.60	7.00%	N/A	N/A	834.60	7.00%	7.00%
819.00	5.00%	5.00%	5.00%	819.00	5.00%	N/A
799.50	2.50%	2.50%	2.50%	799.50	2.50%	N/A
787.80	1.00%	1.00%	1.00%	787.80	1.00%	N/A
780.00	0.00%	0.00%	0.00%	780.00	0.00%	N/A
741.00	-5.00%	0.00%	-5.00%	741.00	-5.00%	N/A
702.00	-10.00%	0.00%	-10.00%	702.00	-10.00%	N/A
663.00	-15.00%	0.00%	-15.00%	663.00	-15.00%	N/A
624.00	-20.00%	0.00%	-20.00%	624.00	-20.00%	N/A
585.00	-25.00%	N/A	-25.00%	585.00	-25.00%	N/A
546.00	-30.00%	N/A	-30.00%	546.00	-30.00%	N/A
468.00	-40.00%	N/A	-40.00%	468.00	-40.00%	N/A
390.00	-50.00%	N/A	-50.00%	390.00	-50.00%	N/A
312.00	-60.00%	N/A	-60.00%	312.00	-60.00%	N/A
234.00	-70.00%	N/A	-70.00%	234.00	-70.00%	N/A
156.00	-80.00%	N/A	-80.00%	156.00	-80.00%	N/A
78.00	-90.00%	N/A	-90.00%	78.00	-90.00%	N/A
0.00	-100.00%	N/A	-100.00%	0.00	-100.00%	N/A

(1) The closing level of the Index has not declined, as compared to the Initial Index Level, by more than 20.00% on any trading day during the Monitoring Period.

(2) The closing level of the Index has declined, as compared to the Initial Index Level, by more than 20.00% on any trading day during the Monitoring Period.

Hypothetical Examples of Amounts Payable at Maturity

The following examples illustrate how the total returns set forth in the table on the previous page are calculated.

Example 1: The level of the Index increases from the Initial Index Level of 780 to a closing level of 936 on a Review Date. Because the closing level of the Index on a Review Date of 936 is greater than the Call Level of 834.60, the notes are automatically called, and the investor receives a single payment of $1,070 per $1,000 principal amount note.

Example 2: The notes are not automatically called, a Knock-Out Event has not occurred, and the level of the Index decreases from the Initial Index Level of 780 to an Ending Index Level of 663. Because a Knock-Out Event has not occurred, even though the Index Return of -15% is less than the Contingent Minimum Return of 0.00%, the investor receives a payment at maturity of $1,000 per $1,000 principal amount note.

Example 3: The notes are not automatically called, a Knock-Out Event has not occurred, and the level of the Index increases from the Initial Index Level of 780 to an Ending Index Level of 819. Because a Knock-Out Event has not occurred and the Index Return of 5% is greater than the Contingent Minimum Return of 0.00%, the investor receives a payment at maturity of $1,050 per $1,000 principal amount note, calculated as follows:

$$\$1,000 + (\$1,000 \times 5\%) = \$1,050$$

Example 4: The notes are not automatically called, a Knock-Out Event has occurred, and the level of the Index decreases from the Initial Index Level of 780 to an Ending Index Level of 546. Because a Knock-Out Event has occurred and the Index Return is -30%, the investor receives a payment at maturity of $700 per $1,000 principal amount note, calculated as follows:

$$\$1,000 + (\$1,000 \times -30\%) = \$700$$

Example 5: The notes are not automatically called, a Knock-Out Event has occurred, and the level of the Index increases from the Initial Index Level of 780 to an Ending Index Level of 787.80. Because a Knock-Out Event has occurred and the Index Return is 1%, the investor receives a payment at maturity of $1,010 per $1,000 principal amount note, calculated as follows:

$$\$1,000 + (\$1,000 \times 1\%) = \$1,010$$

Selected Purchase Considerations

- **APPRECIATION POTENTIAL** — If the notes are not automatically called, the notes provide the opportunity to participate in the appreciation of the Index at maturity. *If the notes are not automatically called and a Knock-Out Event has not occurred,* in addition to the principal amount, you will receive at maturity at least the Contingent Minimum Return of 0.00%, or a minimum payment at maturity of $1,000 for every $1,000 principal amount note, subject to the credit risk of JPMorgan Chase & Co. Even if a Knock-Out Event has occurred, if the notes are not automatically called and the Ending Index Level is greater than the Initial Index Level, in addition to the principal amount, you will receive at maturity a return on the notes equal to the Index Return. However, the return on your investment, whether at maturity or upon an automatic call, will not exceed 7.00%. Because the notes are our senior unsecured obligations, payment of any amount at maturity is subject to our ability to pay our obligations as they become due.

- **POTENTIAL EARLY EXIT WITH APPRECIATION AS A RESULT OF AUTOMATIC CALL FEATURE** — While the original term of the notes is just over fifteen months, the notes will be called before maturity if the closing level of the Index is at or above the Call Level on any Review Date and you will be entitled to a cash payment equal to $1,000 *plus* $1,000 x the Call Premium of 7.00%, which represents the maximum gain on the notes.

- **DIVERSIFICATION OF THE S&P MIDCAP 400® INDEX** — The return on the notes is linked to the performance of the S&P MidCap 400® Index. The S&P MidCap 400® Index consists of 400 component stocks selected to provide a performance benchmark for the medium market capitalization segment (between approximately $850 million to $3.8 billion in market capitalization) of the U.S. equity markets. For additional information about the Index, see Appendix A to this pricing supplement.

- **CAPITAL GAINS TAX TREATMENT** — You should review carefully the section entitled "Certain U.S. Federal Income Tax Consequences" in the accompanying product supplement no. 171-A-I. Subject to the limitations described therein, and based on certain factual representations received from us, in the opinion of our special tax counsel, Davis Polk & Wardwell LLP, it is reasonable to treat the notes as "open transactions" for U.S. federal income tax purposes. Assuming this characterization is respected, the gain or loss on your notes should be treated as short-term capital gain or loss unless you hold your notes for more than a year, in which case the gain or loss should be long-term capital gain or loss, whether or not you are an initial purchaser of notes at the issue price. However, the Internal Revenue Service (the "IRS") or a court may not respect this characterization or treatment of the notes, in which case the timing and character of any income or loss on the notes could be significantly and adversely affected. In addition, in December 2007, Treasury and the IRS released a notice requesting comments on the U.S. federal income tax treatment of "prepaid forward contracts" and similar instruments, which might include the notes. The notice focuses in particular on whether to require holders of these instruments to accrue income over the term of their investment. It also asks for comments on a number of related topics, including the character of income or loss with respect to these instruments; the relevance of factors such as the nature of the underlying property to which the instruments are linked; the degree, if any, to which income (including any mandated accruals) realized by Non-U.S. Holders should be subject to withholding tax; and whether these instruments are or should be subject to the "constructive ownership" regime, which very generally can operate to recharacterize certain long-term capital gain as ordinary income that is subject to an interest charge. While the notice requests comments on appropriate transition rules and effective dates, any Treasury regulations or other guidance promulgated after consideration of these issues could materially and adversely affect the tax consequences of an investment in the notes, possibly with retroactive effect. Both U.S. and Non-U.S. Holders should consult their tax advisers regarding the U.S. federal income tax consequences of an investment in the notes, including possible alternative treatments and the issues presented by this notice. Non-U.S. Holders should also note that they may be withheld upon at a rate of up to 30% unless they have submitted a properly completed IRS Form W-8BEN or otherwise satisfied the applicable documentation requirements.

  The discussion in the preceding paragraph, when read in combination with the section entitled "Certain U.S. Federal Income Tax Consequences" in the accompanying product supplement, constitutes the full opinion of Davis Polk & Wardwell LLP regarding the material U.S. federal income tax consequences of owning and disposing of notes.

Selected Risk Considerations

An investment in the notes involves significant risks. Investing in the notes is not equivalent to investing directly in the Index or any of the component securities of the Index. These risks are explained in more detail in the "Risk Factors" section of the accompanying product supplement no. 171-A-I dated July 29, 2009.

- **YOUR INVESTMENT IN THE NOTES MAY RESULT IN A LOSS** — The notes do not guarantee any return of principal. If the notes are not automatically called, the return on the notes at maturity is linked to the performance of the Index and will depend on whether a Knock-Out Event has occurred and whether, and the extent to which, the Index Return is positive or negative. If the closing level of the Index has declined, as compared to the Initial Index Level, by more than the Knock-Out Buffer Amount of 20.00% on any trading day during the Monitoring Period, a Knock-Out Event has occurred, and the protection provided by the Knock-Out Buffer Amount of 20.00% will terminate. Under these circumstances, you could lose up to 100% of your investment.

- **YOUR MAXIMUM GAIN ON THE NOTES IS LIMITED TO THE CALL PREMIUM** — Because the Call Level is equal to 107% of the Initial Index Level, the maximum gain on the notes will be limited to the Call Premium of 7.00% regardless of the appreciation in the Index, which may be significant. Accordingly, if the notes are not automatically called, because the payment at maturity will reflect the performance of the Index (subject to the Contingent Minimum Return), the return on your investment at maturity will always be less than 7.00%. Because the closing level of the Index at various times during the term of the notes could be higher than on the Review Dates and at maturity, you may receive a lower payment upon automatic call or at maturity, as the case may be, than you would have if you had invested directly in the Index.

- **CREDIT RISK OF JPMORGAN CHASE & CO.** — The notes are subject to the credit risk of JPMorgan Chase & Co. and our credit ratings and credit spreads may adversely affect the market value of the notes. Investors are dependent on JPMorgan Chase & Co.'s ability to pay all amounts due on the notes at maturity, and therefore investors are subject to our credit risk and to changes in the market's view of our creditworthiness. Any decline in our credit ratings or increase in the credit spreads charged by the market for taking our credit risk is likely to adversely affect the value of the notes.

- **CERTAIN BUILT-IN COSTS ARE LIKELY TO AFFECT ADVERSELY THE VALUE OF THE NOTES PRIOR TO MATURITY** — While the payment at maturity described in this pricing supplement is based on the full principal amount of your notes, the original issue price of the notes includes the agent's commission and the estimated cost of hedging our obligations under the notes. As a result, the price, if any, at which JPMSI will be willing to purchase notes from you in secondary market transactions, if at all, will likely be lower than the original issue price, and any sale prior to the maturity date could result in a substantial loss to you. The notes are not designed to be short-term trading instruments. Accordingly, you should be able and willing to hold your notes to maturity.

- **YOUR PROTECTION MAY TERMINATE ON ANY TRADING DAY DURING THE MONITORING PERIOD** — If the notes are not automatically called and the closing level of the Index on any trading day during the Monitoring Period declines from the Initial Index Level by more than the Knock-Out Buffer Amount of 20.00%, you will at maturity be fully exposed to any depreciation in the Index. We refer to this feature as a contingent buffer. Under these circumstances, if the Ending Index Level is less than the Initial Index Level, you will lose 1% of the principal amount of your investment for every 1% decrease in the Ending Index Level as compared to the Initial Index Level. You will be subject to this potential loss of principal even if the Index subsequently increases such that the closing level of the Index is less than the Initial Index Level by a percentage that is equal to or less than the Knock-Out Buffer Amount of 20.00%, or is equal to or greater than the Initial Index Level. If these notes had a non-contingent buffer feature, under the same scenario, you would have received the full principal amount of your notes at maturity. As a result, your investment in the notes may not perform as well as an investment in a security with a return that includes a non-contingent buffer.

- **RISK OF KNOCK-OUT EVENT OCCURRING IS GREATER IF THE INDEX IS VOLATILE** — The likelihood of the Index closing level declining from the Initial Index Level by more than the Knock-Out Buffer Amount on any trading day during the Monitoring Period and thereby triggering a Knock-Out Event, will depend in large part on the volatility of the Index — the frequency and magnitude of changes in the level of the Index. Recently, the Index has experienced significant volatility.

- **REINVESTMENT RISK** — If your notes are called early, the term of the notes may be reduced to as short as one week. There is no guarantee that you would be able to reinvest the proceeds from an investment in the notes at a comparable return for a similar level of risk in the event the notes are called prior to the maturity date.

- **NO INTEREST OR DIVIDEND PAYMENTS OR VOTING RIGHTS** — As a holder of the notes, you will not receive interest payments, and you will not have voting rights or rights to receive cash dividends or other distributions or other rights that holders of securities composing the Index would have.

- **LACK OF LIQUIDITY** — The notes will not be listed on any securities exchange. JPMSI intends to offer to purchase the notes in the secondary market but is not required to do so. Even if there is a secondary market, it may not provide enough liquidity to allow you to trade or sell the notes easily. Because other dealers are not likely to make a secondary market for the notes, the price at which you may be able to trade your notes is likely to depend on the price, if any, at which JPMSI is willing to buy the notes.

- **POTENTIAL CONFLICTS** — We and our affiliates play a variety of roles in connection with the issuance of the notes, including acting as calculation agent and hedging our obligations under the notes. In performing these duties, the economic interests of the calculation agent and other affiliates of ours are potentially adverse to your interests as an investor in the notes.

- **MANY ECONOMIC AND MARKET FACTORS WILL IMPACT THE VALUE OF THE NOTES** — In addition to the level of the Index on any day, the value of the notes will be affected by a number of economic and market factors that may either offset or magnify each other, including:
  - the notes are subject to an automatic early redemption;
  - the expected volatility of the Index;
  - the time to maturity of the notes;
  - whether a Knock-Out Event has occurred;
  - the dividend rate on the equity securities underlying the Index;
  - interest and yield rates in the market generally;
  - a variety of economic, financial, political, regulatory or judicial events; and
  - our creditworthiness, including actual or anticipated downgrades in our credit ratings.

Historical Information

The following graph sets forth the historical performance of the S&P MidCap 400® Index based on the weekly historical closing levels of the Index from January 7, 2005 through March 5, 2010. The closing level of the Index on March 10, 2010 was 778.80. We obtained the closing levels of the Index below from Bloomberg Financial Markets. We make no representation or warranty as to the accuracy or completeness of the information obtained from Bloomberg Financial Markets.

The historical levels of the Index should not be taken as an indication of future performance, and no assurance can be given as to the closing level of the Index on any trading day during the Monitoring Period, any Review Date or the Observation Date. We cannot give you assurance that the performance of the Index will result in the return of any of your initial investment.



Supplemental Plan of Distribution (Conflicts of Interest)

We own, directly or indirectly, all of the outstanding equity securities of JPMSI, the agent for this offering. The net proceeds received from the sale of the notes will be used, in part, by JPMSI or one of its affiliates in connection with hedging our obligation under the notes. In accordance with NASD Rule 2720, JMPSI may not make sales in this offering to any of its discretionary accounts without the prior written approval of the customer.

The S&P MidCap 400® Index

We have derived all information contained in this pricing supplement regarding the S&P MidCap 400® Index, including, without limitation, its make-up, method of calculation and changes in its components, from publicly available information. Such information reflects the policies of, and is subject to change by, Standard & Poor's, a division of The McGraw-Hill Companies, Inc. ("S&P"). We make no representation or warranty as to the accuracy or completeness of such information. The S&P MidCap 400® Index was developed by S&P and is calculated, maintained and published by S&P. S&P has no obligation to continue to publish, and may discontinue the publication of, the S&P MidCap 400® Index.

The S&P MidCap 400® Index is reported by Bloomberg L.P. under the ticker symbol "MID."

The S&P MidCap 400® Index is intended to provide a performance benchmark for the medium capitalization segment of the U.S. equity markets. It tracks the stock price movement of 400 companies with mid-sized market capitalizations, primarily ranging from $850 million to $3.8 billion. The market capitalization requirements are reviewed periodically so as to ensure consistency with market standards. The S&P MidCap 400® Index is maintained with similar methodologies and rules as the S&P 500® Index, with variations only to account for differences in capitalization requirements.

The calculation of the level of the S&P MidCap 400® Index (discussed below in further detail) is based on the relative value of the aggregate Market Value (as defined below) of the common stocks of 400 companies (the "S&P MidCap Component Stocks") as of a particular time as compared to the aggregate average Market Value of the common stocks of 400 similar companies on the base date of June 28, 1991 (the "base date"). Historically, the "Market Value" of any Component Stock was calculated as the product of the market price per share and the number of the then-outstanding shares of such Component Stock. As discussed below, on March 21, 2005, S&P began to use a new methodology to calculate the Market Value of the S&P MidCap Component Stocks and on September 16, 2005, S&P completed its transition to the new calculation methodology. S&P chooses companies for inclusion in the S&P MidCap 400® Index with the objective of achieving a distribution by broad industry groupings that approximates the distribution of these groupings in the common stock population of the medium capitalization segment of the U.S. equity market. S&P may from time to time, in its sole discretion, add companies to, or delete companies from, the S&P MidCap 400® Index to achieve the objectives stated above. Relevant criteria employed by S&P include the viability of the particular company, the extent to which that company represents the industry group to which it is assigned, the extent to which the company's common stock is widely-held and the Market Value and trading activity of the common stock of that company.

On March 21, 2005, S&P began to calculate the S&P MidCap 400® Index based on a half float-adjusted formula, and on September 16, 2005, the S&P MidCap 400® Index became fully float adjusted. S&P's criteria for selecting stocks for the S&P MidCap 400® Index was not changed by the shift to float adjustment. However, the adjustment affects each company's weight in the S&P MidCap 400® Index (*i.e.*, its Market Value).

Under float adjustment, the share counts used in calculating the S&P MidCap 400® Index reflect only those shares that are available to investors, not all of a company's outstanding shares. S&P defines three groups of shareholders whose holdings are subject to float adjustment:

- holdings by other publicly traded corporations, venture capital firms, private equity firms, strategic partners, or leveraged buyout groups;

- holdings by government entities, including all levels of government in the United States or foreign countries; and

- holdings by current or former officers and directors of the company, founders of the company, or family trusts of officers, directors, or founders, as well as holdings of trusts, foundations, pension funds, employee stock ownership plans, or other investment vehicles associated with and controlled by the company.

However, treasury stock, stock options, restricted shares, equity participation units, warrants, preferred stock, convertible stock and rights are not part of the float. In cases where holdings in a group exceed 10% of the outstanding shares of a company, the holdings of that group will be excluded from the float-adjusted count of shares to be used in the S&P MidCap 400® Index calculation. Mutual funds, investment advisory firms, pension funds or foundations not associated with the company and investment funds in insurance companies, shares that trust beneficiaries may buy or sell without difficulty or significant additional expense beyond typical brokerage fees, and, if a company has multiple classes of stock outstanding, shares in an unlisted or non-traded class if such shares are convertible by shareholders without undue delay and cost, are also part of the float. Shares held in a trust to allow investors in countries outside the country of domicile (e.g., ADRs, CDIs and Canadian exchangeable shares) are normally part of the float.

For each stock, an investable weight factor ("IWF") is calculated by dividing the available float shares, defined as the total shares outstanding less shares held in one or more of the three groups listed above where the group holdings exceed 10% of the outstanding shares, by the total shares outstanding. (On March 21, 2005, the S&P MidCap 400® Index moved halfway to float adjustment, meaning that if a stock has an IWF of 0.80, the IWF used to calculate the S&P MidCap 400® Index between March 21, 2005 and September 16, 2005 was 0.90. On September 16, 2005, S&P began to calculate the S&P MidCap 400® Index on a fully float-adjusted basis, meaning that if a stock has an IWF of 0.80, the IWF used to calculate the S&P MidCap 400® Index on and after September 16, 2005 is 0.80.) The float-adjusted Index is calculated by dividing the sum of the IWF multiplied by both the price and the total shares outstanding for each stock by the Index Divisor. For companies with multiple classes of stock, S&P calculates the weighted average IWF for each stock using the proportion of the total company market capitalization of each share class as weights.

As of the date of this pricing supplement, the S&P MidCap 400® Index is calculated using a base-weighted aggregate methodology: the level of the S&P MidCap 400® Index reflects the total Market Value of all 400 S&P MidCap Component Stocks relative to the S&P MidCap 400® Index's Base Date. An indexed number is used to represent the results of this calculation in order to make the value easier to work with and track over time.

The actual total Market Value of the S&P MidCap Component Stocks on the Base Date has been set equal to an indexed value of 100. This is often indicated by the notation 6/28/91 = 100. In practice, the daily calculation of the S&P MidCap 400® Index is computed by dividing the total Market Value of the S&P MidCap Component Stocks by a number called the Index Divisor. By itself, the Index Divisor is an arbitrary number. However, in the context of the calculation of the S&P MidCap 400® Index, it is the only link to the original Base Period level of the S&P MidCap 400® Index. The Index Divisor keeps the S&P MidCap 400® Index comparable over time and is the manipulation point for all adjustments to the S&P MidCap 400® Index ("Index Maintenance").

Index Maintenance includes monitoring and completing the adjustments for company additions and deletions, share changes, stock splits, stock dividends and stock price adjustments due to company restructurings or spin-offs.

To prevent the level of the S&P MidCap 400® Index from changing due to corporate actions, all corporate actions which affect the total Market Value of the S&P MidCap 400® Index require an Index Divisor adjustment. By adjusting the Index Divisor for the change in total Market Value, the level of the S&P MidCap 400® Index remains constant. This helps maintain the level of the S&P MidCap 400® Index as an accurate barometer of stock market performance and ensures that the movement of the S&P MidCap 400® Index does not reflect the corporate actions of individual companies in the S&P MidCap 400® Index. All Index Divisor adjustments are made after the close of trading and after the calculation of the closing level of the S&P MidCap 400® Index. Some corporate actions, such as stock splits and stock dividends, require simple changes in the common shares outstanding and the stock prices of the companies in the S&P MidCap 400® Index and do not require Index Divisor adjustments.

The table below summarizes the types of Index Maintenance adjustments and indicates whether or not an Index Divisor adjustment is required.

Type of Corporate Action	Comments	Divisor Adjustment Required
Change in shares outstanding	Any combination of secondary issuance, share repurchase or buy back – share counts revised to reflect change.	Yes
Stock split	Share count revised to reflect new count. Divisor adjustment is not required since the share count and price changes are offsetting.	No
Spin off	If spun off company is not being added to the index, the divisor adjustment reflects the decline in index market value (i.e., the value of the spun off unit).	Yes
Spin off	Spun off company added to the index, another company removed to keep number of names fixed. Divisor adjustment reflects deletion.	Yes
Change in IWF due to a corporate action or a purchase or sale by an inside holder.	Increasing (decreasing) the IWF increases (decreases) the total market value of the index. The divisor change reflects the change in market value caused by the change to an IWF.	Yes
Special dividend	When a company pays a special dividend the share price is assumed to drop by the amount of the dividend; the divisor adjustment reflects this drop in index market value.	Yes

Type of Corporate Action	Comments	Divisor Adjustment Required
Rights offering	Each shareholder receives the right to buy a proportional number of additional shares at a set (often discounted) price. The calculation assumes that the offering is fully subscribed. Divisor adjustment reflects increase in market cap measured as the shares issued multiplied by the price paid.	Yes

Stock splits and stock dividends do not affect the Index Divisor, because following a split or dividend, both the stock price and number of shares outstanding are adjusted by S&P so that there is no change in the Market Value of the Component Stock. All stock split and dividend adjustments are made after the close of trading on the day before the ex-date.

Each of the corporate events exemplified in the table requiring an adjustment to the Index Divisor has the effect of altering the Market Value of the Component Stock and consequently of altering the aggregate Market Value of the S&P MidCap Component Stocks (the "Post-Event Aggregate Market Value"). In order that the level of the S&P MidCap 400® Index (the "Pre-Event Index Value") not be affected by the altered Market Value (whether increase or decrease) of the affected Component Stock, a new Index Divisor ("New Divisor") is derived as follows:

$$\frac{\text{Post-Event Aggregate Market Value}}{\text{New Divisor}} = \text{Pre-Event Index Value}$$

$$\text{New Divisor} = \frac{\text{Post-Event Aggregate Market Value}}{\text{Pre-Event Index Value}}$$

A large part of the Index Maintenance process involves tracking the changes in the number of shares outstanding of each of the S&P MidCap 400® Index companies. Four times a year, on a Friday close to the end of each calendar quarter, the share totals of companies in the S&P MidCap 400® Index are updated as required by any changes in the number of shares outstanding. After the totals are updated, the Index Divisor is adjusted to compensate for the net change in the total Market Value of the S&P MidCap 400® Index. In addition, any changes over 5% in the current common shares outstanding for the S&P MidCap 400® Index companies are carefully reviewed on a weekly basis, and when appropriate, an immediate adjustment is made to the Index Divisor.

License Agreement with S&P

S&P and J.P. Morgan Securities Inc. have entered into a non-exclusive license agreement providing for the sub-license to us, and certain of our affiliated or subsidiary companies, in exchange for a fee, of the right to use the S&P MidCap 400® Index, which is owned and published by S&P, in connection with certain securities, including the notes.

The notes are not sponsored, endorsed, sold or promoted by Standard & Poor's, a division of The McGraw-Hill Companies, Inc., which we refer to as S&P. S&P makes no representation or warranty, express or implied, to the owners of the notes or any member of the public regarding the advisability of investing in securities generally or in the notes particularly, or the ability of the S&P MidCap 400® Index to track general stock market performance. S&P's only relationship to JPMorgan Chase & Co. is the licensing of certain trademarks and trade names of S&P without regard to JPMorgan Chase & Co. or the notes. S&P has no obligation to take the needs of JPMorgan Chase & Co. or the holders of the notes into consideration in determining, composing or calculating the S&P MidCap 400® Index. S&P is not responsible for and has not participated in the determination of the timing, price or quantity of the notes to be issued or in the determination or calculation of the amount due at maturity of the notes. S&P has no obligation or liability in connection with the administration, marketing or trading of the notes.

S&P DOES NOT GUARANTEE THE ACCURACY AND/OR THE COMPLETENESS OF THE S&P MidCap 400® INDEX OR ANY DATA INCLUDED THEREIN AND S&P SHALL HAVE NO LIABILITY FOR ANY ERRORS, OMISSIONS OR INTERRUPTIONS THEREIN. S&P MAKES NO WARRANTY, EXPRESS OR IMPLIED, AS TO RESULTS TO BE OBTAINED BY JPMORGAN CHASE & CO., HOLDERS OF THE NOTES, OR ANY OTHER PERSON OR ENTITY FROM THE USE OF THE S&P MidCap 400® INDEX OR ANY DATA INCLUDED THEREIN. S&P MAKES NO EXPRESS OR IMPLIED WARRANTIES, AND EXPRESSLY DISCLAIMS ALL WARRANTIES OF MERCHANTABILITY OR FITNESS FOR A PARTICULAR PURPOSE OR USE WITH RESPECT TO THE S&P MidCap 400® INDEX OR ANY DATA INCLUDED THEREIN. WITHOUT LIMITING ANY OF THE FOREGOING, IN NO EVENT SHALL S&P HAVE ANY LIABILITY FOR ANY SPECIAL, PUNITIVE, INDIRECT, OR CONSEQUENTIAL DAMAGES (INCLUDING LOST PROFITS), EVEN IF NOTIFIED OF THE POSSIBILITY OF SUCH DAMAGES.

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